March 15, 2007
VIA EDGAR AND FACSIMILE
Linda Cvrkel, Esq.
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20544-3561

Re	Pearson PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
File No: 001-16055
Dear Ms. Cvrkel:
The following responds to the additional comment and request for supplemental information set forth in your March 2, 2007 letter to Marjorie Scardino, Chief Executive Officer of Pearson PLC (the “Company”) regarding the above-referenced filing. For ease of review, we have set out below the comment together with the Company’s response.
Note 1 — Accounting policies
e. Intangible assets, page F-11
1.	We note your response to our prior comment 2, where you state that the Company has evaluated the criteria set out in IAS 1 paragraph 57(a) and considered the definition of “normal operating cycle” for education products to be defined as the adoption cycle for education programs (generally five years or less). You also state that the company has determined the normal operating cycle for pre-publication costs to be five years or less and accordingly classified the asset as current in the balance sheet. In this regard, please provide us with a detailed schedule, which breaks out pre-publication cost for each year presented in your financial statements by normal operating cycle (i.e. less than one year, one year, two years, three years etc.) and by business segment. Also, explain to us whether your “normal operating cycle” for education products is determined based on (1) the time it takes to produce the educational programs and titles, (2) the expected period over which the educational programs and titles will generate cash flows or revenue, or (3) a combination of (1) and (2). Additionally, explain why the “normal operating cycle” for educational products of five years or less was used in your determination that pre-publication costs should be classified as a current asset, rather than using the normal operating cycle of the entity or company as a whole as required by paragraph 57 (a). Furthermore, we also note from your disclosure on page F-16 under the heading “(2) Pre-publication costs” that assessment of the useful life of the pre-publication intangible and the calculation of amortization involves a significant amount of judgment. We also note from your disclosure that overstatement of useful lives could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Based on the above, it appears that the entity’s normal operating cycle associated with the pre-publication intangible assets is not clearly identifiable, which in accordance with paragraph 59 of IAS 1 would then be assumed to be twelve months. Please provide us with your rationale for not using a twelve month entity normal operating cycle as stipulated in paragraph 59 of IAS 1, supported with the appropriate IFRS guidance considered in arriving at your conclusion.

In addition, if the operating cycle for the Company as a whole is determined to be a twelve month period, it appears that pre-publication costs, which have a useful life or amortization period in excess of one year, would be more appropriately reflected as non-current assets in your consolidated balance sheet. Your related investment in pre-publication costs would continue to be accounted for as investing activities in your consolidated statements of cash flows consistent with your current presentation. Please advise or revise as appropriate.

Response:

IAS 1 Operating Cycle Analysis

IAS 1, paragraph 57 (a) requires that an asset be classified as current when the asset “is expected to be realised in, or is intended for sale or consumption in, the entity’s normal operating cycle”. The standard does not specify whether ‘entity’ refers to the group as a whole or to an individual entity within the group. However IAS 27 defines a group as consisting of several entities. The Company considers that the standard provides for separate entities within a group to assess and present their information for consolidation with regard to their own operating cycles rather than an aggregate operating cycle for the group as a whole. This is the approach the Company has adopted.

Furthermore if the reference to “entity” should be read as relating to the group as a whole, IAS 1 does not specify that an entity has only one “normal operating cycle” rather than a number of separate normal operating cycles relevant to each of its businesses. Diverse businesses within a group may well have operating cycles with different economic characteristics. IAS 1, paragraph 55, recognises the need to apply different classification methods for the maturity profiles of the assets of diverse businesses in a group, permitting current/non-current classification for some and liquidity classification for others, where such treatment is appropriate.

In addition, IAS 1, paragraph 53, (which explains why the current/non-current classification is useful) refers to circumstances “when an entity supplies goods or services within a clearly identifiable operating cycle” (rather than within “the” or “its” clearly identifiable operating cycle). IAS 1, paragraph 52 states that whichever method of presentation is adopted (current or non-current), the Company should provide an analysis of amounts expected to be recovered in less than 12 months and more than 12 months. This shows that the standard allows current assets that can be recovered in more than 12 months. In response to the previous review comments, in its 2006 financial statements, the Company has increased its disclosure to highlight the amount of pre-publication assets recoverable after more than one year. As previously indicated, the Company has also re-classified pre-publication cash flows as operating to remove any apparent inconsistency with the balance sheet classification.

Pearson’s Education Businesses Operating Cycles
Consequently the Company determines a normal operating cycle separately for each entity/cash generating unit within the group with distinct economic characteristics. The Company advises the Staff that the “normal operating cycle” for each of its education businesses is primarily based on the expected period over which the educational programs and titles will generate cash flows, and also takes account of the time it takes to produce the educational programs. The pre-publication assets are amortized from the date of first delivery of the program.

Particularly for the US School and Higher Education businesses, which represent more than 50% (by sales) of our education publishing businesses, there are well established cycles operating in the market:-
•	The School market is primarily driven by an adoption cycle in which major state education boards ‘adopt’ programmes and provide funding to schools for the purchase of these programmes. There is an established and published adoption cycle with new adoptions taking place on average every 5 years for a particular subject. Once adopted, a programme will typically sell over the course of the subsequent 5 years. The Company renews its pre-publication assets to meet the market adoption cycles. Therefore the operating cycle naturally follows the market cycle.

•	The Higher Education market has a similar pattern, with colleges and professors typically refreshing their courses and selecting revised programmes on a regular basis, often in line with the release of new editions or new technology offerings. The Company renews its pre-publication assets to meet the typical demand for new editions of, or revisions to, educational programmes. Analysis of historical data shows that the average life cycle of Higher Education content is 5 years. Again the operating cycle mirrors the market cycle.
A development phase of typically 12 to 18 months for Higher Education and up to 24 months for School precede the period during which the Company receives and delivers against orders for the products it has developed for the program. Non-US markets operate in a similar way although often with less formal ‘adoption’ processes.

The pre-publication assets in respect of the Professional and Penguin segments (13% of the total pre-publication assets on average) are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training, IT and travel sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand, which management monitor and use as their basis for pre-publication spend. Typically the life cycle is 5 years for Professional content and 4 years for Penguin content.

The Company has attached, as Appendix 1, an analysis of its pre-publication assets by business segment for all years presented. The analysis shows the period over which the asset carrying value is recoverable and highlights that on average 40% of the balance sheet asset carrying value is recovered within one year, and 67% of the balance sheet asset carrying value is recovered within two years.

Prepublication Costs — Application of Judgement

The Company acknowledges that judgment is involved in determining the amortisation profile of prepublication costs and assessing the recoverability of individual assets. However, there is no uncertainty that each asset is expected to be consumed within its operating cycle. Uncertainty about the “duration of” the normal operating cycle is not the subject of IAS 1, paragraph 59. What has to be determined is whether the normal operating cycle is “clearly identifiable”. If not, then it is required to default to an assumption that the normal operating cycle has a duration of 12 months.

The Company has several years of data to support the operating cycles (i.e. production and recovery periods) of its educational products business and the associated amortization profiles of its pre-publication assets. In addition, each program is clearly defined as to the period during which it is expected to run. As noted in the accounting policy note, reviews are performed regularly to assess the recoverability of the prepublication assets. Detailed net realisable value calculations are performed at each balance sheet date or at the point of a trigger event to assess asset recoverability.

Conclusion
As a result, the Company considers it has a solid basis for clearly identifying its normal operating cycle for the educational products business, and is not required to default to an assumption of a 12 month period in accordance with IAS 1, paragraph 59. The Company has determined the duration of its normal operating cycle for pre-publication costs and has accordingly classified the pre-publication cost assets which are expected to be consumed during that normal operating cycle as current in the balance sheet, as per IAS 1 paragraph 57(a).

In connection with our response to your comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 (fax 011-44-207-010-6602), or Howard Kenny of Morgan, Lewis & Bockius LLP (our external legal counsel) at (212)-309-6843.

Very truly yours,

/s/ Robin Freestone, Esq.

cc. Jeff Jaramillo, Division of Corporation Finance cc. Morgan, Lewis & Bockius LLP cc. PricewaterhouseCoopers LLP

Appendix I
Analysis of pre-publication costs as at 31 December, 2005

		Balance
		Sheet
		Carrying	Recoverable within
	Operating	value	1 year	2 years	3 years	4 years	5+years
	cycle	£m	£m	£m	£m	£m	£m
School	5 years	213	80	59	35	22	17
Higher Education	5 years	154	55	41	30	19	9
Professional	5 years	35	14	8	5	3	5
Penguin	4 years	24	16	6	1	1	—

Total Pearson Group		426	165	114	71	45	31
Analysis of pre-publication costs as at 31 December, 2004

		Balance
		Sheet
		Carrying	Recoverable within
	Operating	value	1 year	2 years	3 years	4 years	5+years
	cycle	£m	£m	£m	£m	£m	£m
School	5 years	181	69	54	36	14	8
Higher Education	5 years	132	49	34	25	16	8
Professional	5 years	20	11	5	3	1	—
Penguin	4 years	23	16	6	1	—	—

Total Pearson Group		356	145	99	65	31	16
Analysis of pre-publication costs as at 31 December, 2003

		Balance
		Sheet
		Carrying	Recoverable within
	Operating	value	1 year	2 years	3 years	4 years	5+years
	cycle	£m	£m	£m	£m	£m	£m
School	5 years	180	69	55	36	12	8
Higher Education	5 years	136	49	36	26	17	8
Professional	5 years	23	12	5	3	2	1
Penguin	4 years	23	16	6	1	—	—

Total Pearson Group		362	146	102	66	31	17